Exhibit 99.1

NI FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Caledonia Mining Corporation (“Company”)
Suite 1710, 1177 West Hastings Street
Vancouver, BC  V6E 2L3

Item 2 Date of Material Change

February 20, 2012

Item 3 News Release

There have been references to the material change in News Releases issued by the Company dated:

January 24, 2012
December 13, 2011
November 10, 2011
August 19, 2011
February 20, 2012

The Company’s News Releases are disseminated through normal news release disseminators in Canada, the United States and England.

Item 4 Summary of Material Change

The Company and its wholly owned Zimbabwe subsidiary, Blanket Mine (1983)(Private) Limited (“Blanket”) have signed an Indigenisation Implementation Memorandum of Understanding with the Government of Zimbabwe with respect to the Blanket Mine (“Blanket Mine”) which is located in Zimbabwe and is wholly owned and operated by Blanket.

Item 5 Full Description of Material Change

The Government of Zimbabwe earlier passed its Indigenisation and Economic Empowerment Act (the “Act”) which requires all companies which have a value above a specific amount – which includes Blanket – to effect the transfer of 51% of the company, or its business, to indigenous Zimbabweans. Effectively, this requires the transfer to indigenous Zimbabweans of a 51% interest in the Blanket Mine – which is a producing gold mine. In compliance with the Act the Company and Blanket earlier submitted a proposed indigenisation plan to the Ministry of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe - the ministry responsible for ensuring the achievement of indigenisation (the “Ministry”). After lengthy negotiations the Company and Blanket have signed an Indigenisation Implementation Memorandum of Understanding (“MOU”), dated February 20, 2012, with the Ministry. The principal provisions of the MOU are that shares will be issued out of the capital of Blanket so that, after the completion of the issuance, 51% of the issued shares of Blanket will be owned by indigenous Zimbabweans – on the following basis:

2

•
10% will be gifted to a Community Trust (“Trust”) which will be established for the benefit of the residents of an area (yet to be exactly established) which will include the Blanket Mine site and the nearby town of Gwanda. In addition, as soon as the Trust is established, Blanket will pay $1,000,000 to the Trust as a non-refundable gift

•	10% will be sold to an employee trust that will be established for the benefit of the present and future employees of the Blanket Mine

•	16% will be sold to a Sovereign Wealth Fund to be established by Zimbabwe

•	15% will be sold to diverse indigenous Zimbabweans – who have not yet been identified

The MOU provides for the valuation of the 51%   - for the purposes of the MOU - to be $30,900,000. It is proposed that, as 10% must be gifted to the Trust, the 41% shareholdings will be sold to the recipients of those shares for an aggregate of $30,900,000. The Company and Blanket have agreed to fund the purchases, if the purchasers require the same, with the funding to be repaid with interest on commercial terms by the withholding of 80% of the dividends that are declared and paid from time to time in the future on the shares by Blanket.

All references to monies herein are to United States dollars.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102.

Nil

Item 7 Omitted Information

The MOU contains a provision that the parties are not to disclose any information with respect to the MOU without the consent of the other parties. The Company, with the approval of the Ministry, issued a news release on February 20, 2012 which contains essentially the same information as is set out in Item 5. The MOU contains other details which might be considered material which cannot be disclosed at this date due to the non-disclosure clause in the MOU.

Item 8 Executive Officer

The name and business telephone number of the executive officer of the Company who is knowledgeable about the material change and this Report:
Carl R. Jonsson
Chairman of the Board, Director and Secretary
Tel: (604) 640-6357
email:  jonsson@securitieslaw.bc.ca

Item 9 Date of Report

February 22, 2012